

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

December 7, 2016

Via E-mail
Mr. Matthew P. Young
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fourth Floor, Connaught House
One Burlington Road
Dublin 4
Ireland

> **Re:** **Jazz Pharmaceuticals plc**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-33500**

Dear Mr. Young:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance